EXHIBIT 99.8

Disclosure relating to Criminal and Civil Proceedings of Directors or Executive Officers

Patrick Leleu, in his role as a manager within construction division of Groupe Bouygues, was convicted along with 47 other persons on October 26th, 2005 by the Tribunal de Grande Instance of Paris (France) for his involvement in anti-competitive practices during the period 1990-1997, and he was convicted along with 87 other persons on February 16, 2007, by the Cour d’Appel in Versailles (France) for bribery during the period 1989-1994 related to the making of payments to secure construction contracts. The practices related to securing civil works contracts through a public procurement system and to the financing of French political parties. In each case Mr. Leleu received only suspended sentence (10-month and 24-month respectively) and fines not exceeding in each case € 50,000.

On December 21st, 2006, Christophe Sapet as Chief Executive of the French company IXO SA, was fined € 10,000 by the Autorité des marchés financiers, the French market authority, in relation to a failure to inform the public on a timely basis about the inability by IXO Publishing, the publishing subsidiary of IXO, to pay its debts.